Filed pursuant to Rule 433

Registration No. 333-156316

February 18, 2009

Final Term Sheet

EUR 5,000,000,000 3.125% Global Bonds due 2014

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	February 25, 2014

Redemption Amount:	100%

Interest Rate:	3.125% per annum, payable annually in arrears

Date of Pricing:	February 18, 2009

Closing Date:	February 25, 2009

Interest Payment Dates:	February 25 in each year

Currency of Payments:	EUR to CBF USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.754%

Underwriting Commissions:	0.15%

Proceeds to Issuer:	99.604%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A0XXM38

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citi Deutsche Bank UBS Investment Bank

Senior Co-Lead Managers:	DekaBank Dresdner Kleinwort DZ BANK AG Landesbank Baden-Württemberg UniCredit (HVB)

Co-Lead Managers:	Banca Akros SpA – Gruppo Bipiemme Banca Popolare di Milano Barclays Capital BNP PARIBAS Danske Bank HSBC Morgan Stanley Nomura International The Royal Bank of Scotland

Stabilization Manager:	Deutsche Bank AG, London Branch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://idea.sec.gov/Archives/edgar/data/821533/000132693208000350/f02118e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://idea.sec.gov/Archives/edgar/data/821533/000132693208000348/f02123e424b3.htm . Alternatively, Deutsche Bank will arrange to send you the prospectus, which you may request by calling toll-free +1-800-503-4611.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.